UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012	Commission File Number: 333-175137

Pinafore Holdings B.V.

(Translation of registrant’s name into English)

Fred. Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Credit Agreement Amendment

Tomkins, LLC and Tomkins, Inc. (together, the “Borrowers”) today announce that they are seeking an amendment to their credit agreement, dated July 27, 2010 (as amended to date) (the “Credit Agreement”) governing their senior secured credit facilities to provide flexibility for the Borrowers’ direct or indirect parent companies to dispose of certain non-core businesses and to make distributions to the Borrowers’ indirect shareholders either through cash generated from such dispositions or other sources. The amendments to the Credit Agreement are otherwise consistent with the consents that were sought and obtained in connection with the tender offer and consent solicitation for the Borrowers’ 9% senior secured second lien notes that was successfully completed in July 2012.

Air Distribution Business

Pinafore Holdings B.V. (the “Company”) announces that it is currently exploring the potential disposition of its Air Distribution business segment. At this time, no definitive agreement of any kind has been reached between the Company and any potential buyer, and the Company cannot assure you that any such disposition will occur in a timely manner or at all.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pinafore Holdings B.V.
(Registrant)

Date: September 5, 2012	By:	/s/ J.A. Broekhuis
	Name:	J.A. Broekhuis
	Title:	Director C